Exhibit 99.1

Vote the <u>**WHITE**</u> Proxy Card **FOR** Seanergy's Highly Qualified Director Nominees Today

Dear Fellow Shareholders,

We are reaching out because we need you to vote "**<u>FOR</u>**" Seanergy's director nominees in connection with Seanergy's upcoming Annual Meeting of Shareholders on **November 4, 2024.**

The Seanergy Board of Directors and management team are committed to delivering value for all Seanergy shareholders. Over the past few years, through our purposeful and successful actions, we have evolved Seanergy into a **leading pure-play, growth-oriented Capesize operator** that is attractively positioned to capitalize on **favorable trends in the Capesize market.**

AS A RESULT OF THIS STRATEGY, WE HAVE BEEN ABLE TO:

- Efficiently grow our fleet through a disciplined, well-timed strategy that has resulted in low vessel acquisition costs and sustainable cash break-even rates
- Deliver strong profitability and cash flow generation
- Rapidly reduce our leverage
- Return increasing amounts of capital to our shareholders, including our recently announced policy to return approximately 50% of net operating cash flow after debt repayments and reserves moving forward

Looking forward, we believe Seanergy is well-positioned to continue to deliver **leading, sustainable shareholder returns through the cycle,** as demonstrated by our **peer-leading total shareholder returns of more than 130%[1] over the last year.**

While we are excited about our significant value creation potential, we are writing to you today to address developments that we believe put Seanergy's future and your investment at risk.

George Economou – a shipowner and a competitor of Seanergy with a well-documented record of self-dealing, shareholder value destruction and poor corporate stewardship – has acquired a ~9% stake in Seanergy.[2] He has brought litigation and launched a proxy fight against Seanergy seeking to gain effective control over the Company's Board and our corporate strategy by replacing two of our current directors with his own closely-associated nominees and calling for the resignations of the rest of our Board members. In turn, this would allow Economou's nominees to fill those vacancies, such that the entire Board would be constituted with the nominees of a single shareholder. Based on his extensive track record of destroying shareholder value across multiple publicly listed companies, Economou's blatant attempt to seize effective control over the Company by replacing the entire Board with his own nominees and their appointees would be detrimental to Seanergy's ability to continue to deliver outperformance and would negatively impact the value of your investment.

Enriching himself while destroying value for other shareholders is nothing new for Economou. He has a long and well-documented history of extracting hundreds of millions of dollars from public companies under his control through conflicted, related-party transactions. If he were to be successful in his campaign at Seanergy, we believe he would apply the same self-serving approach to Seanergy's business dealings.

Every vote counts. You can protect your Seanergy investment by voting "**<u>FOR</u>**" Seanergy's director nominees and "**<u>AGAINST</u>**" Economou's proposals by voting the ***<u>WHITE</u>*** proxy card today.

1

Delivering Value By Executing Our Strategic Plans

SEANERGY'S STRONG VALUE CREATION IS UNDERPINNED BY SUCCESSFUL EXECUTION ON EACH PILLAR OF OUR STRATEGY:

Investing in our leading pure-play Capesize fleet. Our disciplined, accretive and well-timed purchases, with a focus on high-quality, mid-aged vessels, have resulted in the lowest fleet cost basis among our listed peers. We make our ships more attractive to our customers and improve our vessel returns by proactively retrofitting our ships and investing in technology that makes our ships more fuel efficient and environmentally sustainable and our company more profitable.

Delivering focused execution and operational efficiency. Seanergy has capitalized on a strong Capesize rate environment and locked in attractive TCE rates, building on our multi-year track record of outperforming the Baltic Capesize Index. Our opportunistic use of options to convert index-linked charters to fixed rates increases our future earnings visibility and supports our capital allocation priorities. In addition to capturing Capesize market upside, Seanergy has a demonstrated track record of operating our vessels efficiently, generating robust free cash flow.

Strategically optimizing our cost of capital to drive growth. Our thoughtful and prudent approach to capital allocation has resulted in a balanced debt profile with a clear trend towards reduction of leverage. We have simplified our capital structure by repurchasing all outstanding convertible notes and prepaying all junior debt. This has reduced daily cash break-even rates and allowed us to grow opportunistically, while returning capital to shareholders. At the same time, we are retaining the financial flexibility to navigate long-term shipping market cycles in the historically volatile dry bulk market.

Providing our shareholders with increasing capital returns. Based on our robust free cash flow generation and enhanced financial flexibility, we have significantly increased the capital returned to shareholders through dividends and securities repurchases. To underscore our unwavering commitment to maximizing shareholder value, we have recently implemented a new dividend policy to return to our shareholders approximately 50% of our operating cash flow less debt service and reserves.[5] For the second half of 2024, Seanergy has already contracted approximately 40% of its potential revenue generating days, at high fixed charter rates that guarantee solid free cash flow generation. As a result, we are optimistic about our ability to return significant capital in the form of dividends in the coming quarters.

By the Numbers

$350M+

Invested in fleet since 2020; Our fleet to consist of 19 Capesize ships

8%

TCE rate outperformance versus the Baltic Capesize Index in 1H24[3]

2.5x

Net Debt / LTM Adj. EBITDA, down from 3.4x at year-end 2022[4]

$0.50 per share

Returned through dividends year-to-date, representing a dividend yield of ~8%[6]

50%

of available net operating cash flow to be returned to shareholders quarterly per formula-based dividend policy[7]

With our thoughtful and focused approach, we believe Seanergy is well-positioned to continue delivering strong outperformance through the cycle and attractive shareholder returns.

Learn more about our plans to continue creating value for shareholders and how to vote at **www.VoteSeanergy.com**

2

 Our strategy is overseen by our highly-qualified Board and professional management team, who are committed to acting in the best interest of all Seanergy shareholders. We have implemented a governance structure aligned with our strategy as a growth-oriented operator in a highly competitive and capital-intensive cyclical business.  Each of the Board’s five highly qualified directors is deeply engaged in our business and provides active oversight and guidance regarding Seanergy’s strategic and capital allocation priorities. They are proven leaders with the combined experience and expertise necessary to oversee a present-day public shipping company.  Four of our five directors are independent, and we remain fully committed to maintaining a majority independent and  conflict-free board. This is to ensure that all board decisions are made objectively and in the interest of creating long-term value for all shareholders.  Our Board and management team regularly review our governance practices, strategic direction, performance and capital allocation priorities to ensure Seanergy is well- positioned to deliver strong performance and attractive returns for shareholders.  SEANERGY’S HIGHLY QUALIFIED BOARD OF DIRECTORS  Board and Governance Aligned with Our Strategy  20+ years of maritime and international business experience in finance, banking, capital markets, consulting, accounting and audit  Extensive public company board experience in the maritime industry  Managing Director in the Investment Banking Division of AXIA Ventures Group  Former CFO of Seanergy and Former CFO and director of Global Oceanic Carriers Ltd.  Certified Chartered Accountant  Christina Anagnostara  40+ years of executive leadership experience as President, CEO and director of Equity Shipping Company Ltd. and former CEO of Kassos Maritime Enterprises Ltd., Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd.  Extensive director experience at multiple shipping- focused companies  Expertise overseeing new-building contracts, specifications and the construction of new vessels  Fellow of the Royal Institute of Naval Architects and a Chartered Engineer  Elias Culucundis  40+ years of experience in shipping, ship finance and bank management  Board Member of NYSE-listed Dynagas LNG Partners LP  Received the 2008 Lloyd’s Shipping Financier of the Year Award  Former SVP and Head of Shipping at ABN AMRO  Former Board Member and Current Advisor to Aegean Baltic Bank S.A.  Dimitrios Anagnostopoulos  20+ years of experience in shipping, finance, investments and commodities trading  Led Carlyle Commodity Management’s Shipping and Freight Investments as Senior Portfolio Manager, managing one of the largest freight futures funds globally  Co-founder and Former Portfolio Manager of Sea Advisors Fund Former leading Transportation Analyst at Citi Investment Research  Current Principal and Managing Partner of Breakwave Advisors LLC, a commodity focused advisory firm and the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET)  Ioannis Kartsonas  VOTE THE WHITE  PROXY CARD TODAY  Stamatios Tsantanis  CEO of Seanergy since 2012; Chairman since 2013  Led Seanergy’s significant growth to a prominent pure-play Capesize dry bulk company with a carrying capacity of approximately 3.4 million dwt  20+ years of experience in shipping, banking and capital markets  Former investment banker at Alpha Finance with a key role in major  shipping corporate finance transactions in the U.S. capital markets  3

Economou's Self-Serving Campaign to Gain Effective Control Over Seanergy's Board, Putting Seanergy Shareholders' Investment at Risk

We believe Economou understands well how attractive Seanergy's assets and positioning are - and the substantial upside we are poised to continue delivering for our shareholders.

Economou rapidly and stealthily acquired a ~9% stake in Seanergy starting in August 2023[8] and has at no point constructively engaged with us or provided any ideas regarding shareholder value creation. Instead, without any prior communication of his intention to file suit, Economou initiated litigation against the Company in the Marshall Islands. He also nominated two closely-associated director candidates - Georgios Kokkodis and Ioannis Liveris - for election at the 2024 Annual Meeting, while also proposing "no-confidence" votes against our remaining directors.

Economou's Other Self-Serving Campaigns

Economou's actions at Seanergy are similar to the coercive tactics he has deployed at three other public shipping companies over the last year: OceanPal Inc. ("OceanPal"), Genco Shipping & Trading Ltd ("Genco") and Performance Shipping Inc. ("Performance Shipping"). We believe his behavior at each of these companies make clear that Economou is not interested in enhancing long-term value for shareholders, but rather he is seeking short-term personal gain.

Consider the following:

OCEANPAL Inc.

Economou acquired a ~14% position, nominated Kokkodis and Liveris to the board and announced a no-confidence proposal which would result in the replacement of the entire board with his closely-associated nominees.[9] But instead of pursuing his efforts to address the stated concerns about governance or proposing business changes which might have benefited all shareholders, Economou negotiated for himself **a modern-day "greenmail" payment of $6.75 million[10] (35% of OceanPal's market capitalization[11])**, which contributed to OceanPal reporting a sizeable net loss for shareholders in their Q2 2024 earnings.[12]

G

Despite nominating two directors and indicating a desire to influence the long-term strategy of the company, Economou substantially exited his position after less than six months and after two leading proxy advisory firms recommended shareholders reject his nominees and proposals.[13] Genco expressly stated that it had rejected Economou's proposals for the company and made **no changes** to its strategy based on their engagement with Economou.[14]

PERFORMANCE Shipping Inc.

Economou acquired a 9.5% position in Performance Shipping and is currently pursuing litigation and a proxy fight - once again nominating Liveris.[15] He is also pursuing a hostile bid to acquire a majority of Performance's common shares at what an independent financial advisor assessed to be a greater-than-50% discount to their net asset value,[16] on top of which he is demanding that the Performance Shipping board of directors grant him control of the company and wipe out other shareholders, funneling windfall profits to Economou.

While each of these situations may be different, the underlying story is the same:

Economou deploying coercive tactics to gain substantial influence or control of these public companies or ransoming them for a short-term payout that benefits nobody but himself.

4

WE BELIEVE HIS ACTIONS AT DRYSHIPS AND OCEAN RIG SERVE AS CAUTIONARY TALES:  Economou took DryShips public in 2005 and reacquired the company in 2019, after destroying substantial shareholder value over ~14 years through conflicted transactions and poor stewardship.  DryShips Public Investors’ Experiences  Negative total shareholders returns of more than 99% from IPO until Economou took the company private in 201917 and billions of dollars of shareholder value destroyed   Extreme share dilution through a series of related party transactions with Economou-controlled affiliates, including a series of highly dilutive equity offerings in 2016 that reduced DryShips’ share price by more than 90% over the course of a few months18   Lucrative management fees that paid Economou and his affiliates more than $350 million19 while DryShips’ dry bulk fleet operating vessel costs were ~40% more than its public peers in its last full year as a public company20  Economou’s Long Track Record of Value-Destroying Public Company Stewardship  Economou’s behavior with Seanergy is not new – he has a long and widely-documented record of exploiting control of public companies to enrich himself while destroying value for other investors.  This pattern is well-documented and reflects Economou’s playbook, which he has applied many times: he treats public companies like his own private fiefdoms, extracting value through series of conflicted, affiliated transactions and arrangements that leave the companies – and other public company shareholders – worse off, while Economou profits, directly and through his controlled affiliates.  Economou Experience   Acquired majority control of the company through a series of related-party transactions, increasing ownership from  less than 0.01% in March 2017 to more than 80% in less than two years21   Extracted significant value from a series of lucrative management fees, allowing him to earn more than $350 million through Economou-controlled affiliates22   Initiated a spin-off of Tankships Investment Holdings with plans to pay fees to two other Economou-controlled entities,23 which was ultimately aborted in favor of selling vessels directly to Economou himself24   Received a $50 million termination fee (equal to 11% of market cap at the time of privatization) paid in connection with his take private of DryShips in 201925  While CEO of DryShips, Economou orchestrated the acquisition of a controlling interest in Ocean Rig, a deep-sea oil drilling company. Following the investment, Economou was appointed Chairman and CEO of Ocean Rig.26  Ocean Rig Public Investors’ Experiences  Negative total shareholder returns of -98%, including as a result of a series of highly dilutive equity offerings;27 destroying billions of dollars of shareholder value   Ocean Rig filed for bankruptcy less than seven years after DryShips took control28   Multiple lucrative fee arrangements for Economou affiliates enriched Economou at Ocean Rig shareholders’ expense29  Economou Experience   $83.5 million in fees paid to an Economou affiliate in just a two-year period in a lucrative management fee arrangement30   A $120 million emergency loan to DryShips, which Economou repaid by satisfying the loan with Ocean Rig shares instead of a cash payment31   Retained 9.3% of the reorganized company in bankruptcy,32 and secured a lucrative post-bankruptcy agreement for Ocean Rig to pay $15.5 million in annual fees and 1% of all future drilling contracts to an Economou-controlled entity33   Termination fee of $130 million paid to an Economou- controlled entity in connection with TransOcean’s acquisition of Ocean Rig34  5

 VOTE THE WHITE PROXY CARD TODAY  Make NO Mistake Economou has not put forward any plans or proposals for the Company and has declined to constructively engage with our Board. If Economou is successful in his campaign, we believe he is likely to follow the same playbook as he did at DryShips and Ocean Rig, putting the substantial value of YOUR investment at risk.  ECONOMOU’S TRACK RECORD CLEARLY SUGGESTS HE PRIORITIZES USING PUBLIC COMPANIES AS VEHICLES TO FUNNEL VALUE TO HIMSELF AND HIS AFFILIATES, WITH LITTLE REGARD FOR THE INTERESTS OF OTHER SHAREHOLDERS.  It should be noted that Economou’s history of looking to benefit himself at the expense of others is not limited to his interactions with companies and their shareholders. In 2022, he was the largest transporter, exclusive of Russian companies, that continued transporting Russian crude, following the Russian invasion of Ukraine, landing him on the Ukrainian government’s list of “international sponsors of war.”35  At Seanergy, he has put forward two underqualified nominees who have both been associated with facilitating Economou’s prior self-dealing and value destruction:  X Both of Economou’s nominees have a long history serving as directors at companies controlled by or affiliated with Economou.  X At DryShips, Economou’s self-dealing was overseen and approved by Georgios Kokkodis, who as a  DryShips director signed off on Economou’s value destructive transactions, including his ultimate undervalued  take-private transaction. Notably, Kokkodis chaired the 3-person special committee that reviewed the transaction.36  X At Ocean Rig, both Ioannis Liveris and Georgios Kokkodis approved various related party transactions between Ocean Rig, DryShips and other Economou affiliates, and both were directors as well when Ocean Rig went  into bankruptcy.37  In the spirit of constructive engagement, our Nominating Committee offered to interview Economou’s nominees – but he has outright refused to make them available. Nonetheless, our Nominating Committee and Board reviewed his nominees thoroughly with the assistance of external advisors, consistent with its commitment to strong corporate governance,  open-mindedness and transparency. The Nominating Committee and Board unanimously determined from that review that Economou’s nominees lack the requisite qualifications to serve as directors on the Seanergy Board and they both have troubling track records of supporting Economou’s self-interested value destruction as directors at multiple companies he led or controlled.  We strongly believe the right choice is for you to VOTE on the WHITE proxy card FOR Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas and AGAINST Economou’s proposals.  6  Our Board strongly recommends that shareholders reject Economou’s nominees, his proposals for Board control and his self-interested takeover attempt.

 SEANERGY SHAREHOLDERS ARE BEING PRESENTED A SIMPLE CHOICE  PROTECT YOUR SEANERGY INVESTMENT  Vote FOR Seanergy’s Nominees TODAY  Vote on the WHITE proxy card ”FOR” Seanergy’s nominees and ”AGAINST” the Economou proposals so that our Board can continue executing our strategy that is creating value today and positioning Seanergy to continue to do so for the long-term.  We greatly appreciate the continued support of all Seanergy shareholders as we continue to execute on our strategic plans and deliver shareholder value.  Sincerely,  The Seanergy Board of Directors  If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, at  Support Economou’s effort to take effective control of Seanergy by replacing the entire Board with his own nominees and their appointees and risk the same value destruction that Economou has overseen at other companies through his self-dealing and poor stewardship.  7  Ioannis Kartsonas  Dimitrios Anagnostopoulos  Christina Anagnostara  Elias Culucundis  Stamatios Tsantanis  YOU MAY RECEIVE SOLICITATION MATERIALS FROM ECONOMOU. THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS DISCARD ANY PROXY MATERIALS FROM ECONOMOU.  U.S. & Canada Toll-Free:  1-800-322-2885  Email:  Seanergy@MacKenziePartners.com  Elsewhere Call Collect:  +1-212-929-5500  Greece Toll-Free:  1-800-000-0260

 Forward-Looking Statements:  This letter contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Israel and Hamas and Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.  Definitions  Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, gain on forward freight agreements, net, gain on extinguishment of debt, gain on debt refinancing, non-recurring gains on sale of vessel and gain on spin-off, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a  widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.  TCE Rate (Daily Time Charter Equivalent): TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies.  Reconciliations  For reconciliations of EBITDA, Net Debt and TCE Rate, please visit www.VoteSeanergy.com.  Footnotes:  As of September 26, 2024. Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date.  Schedule 13D-A filed by Economou, as of March 5, 2024 https://www.sec.gov/Archives/ edgar/data/1448397/000110465924031025/tm247973-1_sc13da.htm.  TCE rate is a non-GAAP measure. Please see “Definitions” and “Reconciliations” for the reconciliation of TCE rate to net revenues from vessels, the most directly comparable  U.S. GAAP measure.  Net debt and Adjusted EBITDA are non-GAAP measures. Please see “Definitions” and “Reconciliations” for the reconciliations of Net debt to Debt, finance lease liability and other financial liabilities, net of deferred finance costs, and Adjusted EBITDA to Net (loss)/income, the most directly comparable U.S. GAAP measures.  As of the second quarter 2024 earnings results announced August 6, 2024. https://www. seanergymaritime.com/media/66b234670c9c0.pdf.  Based on the annualized dividend declared on 8/5/24.  As of the second quarter 2024 earnings results announced August 6, 2024. https://www. seanergymaritime.com/media/66b234670c9c0.pdf  Schedule 13D filed by Economou, as of November 14, 2023 – the date of event which required filing – at https://www.sec.gov/Archives/edgar/ data/1308557/000110465923120922/tm2331492d1_sc13d.htm.  Schedule 13D-A filed by Economou, as of January 3, 2024 – the date of which required filing - at https://www.sec.gov/Archives/edgar/data/1869467/000110465924001595/ tm242102d1_sc13da.htm.  Form 6-K of OceanPal at https://www.sec.gov/Archives/edgar/ data/1869467/000091957424003280/d11054115_6-k.htm  Calculated based on DryShips’ market capitalization as of May 17, 2024; “OceanPal Inc. Announces Entry Into Support Agreement With Sphinx Investment Corp.; Sphinx  Terminates its Proxy Contest and Enters Into Voting Commitment; Economou Expected to be Made Available to Provide Strategic Advice” at https://www.globenewswire.com/ news-release/2024/05/17/2884161/0/en/OceanPal-Inc-Announces-Entry-Into-Support- Agreement-With-Sphinx-Investment-Corp-Sphinx-Terminates-its-Proxy-Contest-and-En- ters-Into-Voting-Commitment-Mr-Economou-Expected-to-be-Mad.html  OceanPal’s second quarter 2024 earnings results reported on August 7, 2024 https:// www.oceanpal.com/oceanadmin/aspuploader/savefiles/Q2_2024_OP_Earnings_Re- lease_070824-7-8-2024-15-03.pdf  “Genco Shipping & Trading Issues Statement Regarding George Economou’s With- drawal of his Nominee” at https://investors.gencoshipping.com/news/press-releases/ news-details/2024/Genco-Shipping--Trading-Issues-Statement-Regarding-George-Econo- mous-Withdrawal-of-his-Nominee/default.aspx.  “Genco Shipping & Trading Issues Statement Regarding George Economou’s With- drawal of his Nominee” at https://investors.gencoshipping.com/news/press-releases/ news-details/2024/Genco-Shipping--Trading-Issues-Statement-Regarding-George-Econo- mous-Withdrawal-of-his-Nominee/default.aspx.  Schedule 13D-A filed by Economou, as of September 15, 2023 https://www.sec.gov/ Archives/edgar/data/1308557/000110465923101002/tm2326213d1_sc13da.htm.  Schedule 14D-9-A filed by Performance Shipping https://www.sec.gov/Archives/edgar/ data/1481241/000114036123051607/ef20014039_sc14d9a.htm.  Total shareholder returns defined as the compound total return, with dividends reinvest- ed on the ex-date, from IPO on January 23, 2005 to completion of its take private on October 11, 2019.  “DryShips Inc. Announces Closing of Registered Direct Offering” on June 15, 2016 at https://www.globenewswire.com/en/news-release/2016/06/15/1258282/0/en/Dry-  Ships-Inc-Announces-Closing-of-Registered-Direct-Offering.html; and “DRYSHIPS INC. ANNOUNCES REGISTERED DIRECT OFFERING” on November 17, 2016 at http://dryships. irwebpage.com/press/dryspr111716.pdf; and “DryShips Announces Successful Completion of the $100.0 Million Registered Direct Offering” on December 12, 2016 at https:// finance.yahoo.com/news/dryships-announces-successful-completion-100-140000724. html; Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date, from 6/15/16 to 12/12/16.  Form 20-F of DryShips, Inc. for the year ended December 31, 2012, filed with the SEC on March 22, 2013, pg. 133 at https://www.sec.gov/Archives/edgar/  data/1308858/000091957413002527/d1368326_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2015, filed with the SEC on April 27, 2016, pg. 117 https://www.sec.gov/Archives/edgar/data/1308858/000091957416012630/ d7018799_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31,  2018, filed with the SEC on March 1, 2019, pg. 92 https://www.sec.gov/Archives/edgar/ data/1308858/000091957419002125/d8124519_20-f.htm.  Based on 2018 drybulk operating vessel costs of DryShips versus median of peers (Seanergy, Diana Shipping, Safe Bulkers, Genco, Star Bulk) - Dryhips 2018 20-F, pg. 4 https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/  d8124519_20-f.htm; Seanergy 2018 20-F, pg. 51 https://www.sec.gov/Archives/edgar/ data/1448397/000091957419002573/d8206244_20-f.htm; Diana Shipping 2018 20-F, pg. 6 https://www.sec.gov/Archives/edgar/data/1318885/000091957419002305/ d8208853_20-f.htm; Safe Bulkers 2018 20-F, pg. 53 https://www.sec.gov/Archives/ edgar/data/1434754/000093041319000984/c92760_20f.htm; Genco 2018 10-K, pg. 56 https://www.sec.gov/Archives/edgar/data/1326200/000155837019001507/gnk- 20181231x10k.htm; Star Bulk 2018 20-F, pg. 3 https://www.sec.gov/Archives/edgar/  data/1386716/000114036119005312/form20f.htm; Eagle Bulk 2018 10-K, pg. 66; https://  www.sec.gov/Archives/edgar/data/1322439/000162828019002879/egle1231201810-k.htm.  “Economou ends 2018 owning more than 80% of DryShips” at https://www. tradewindsnews.com/finance/economou-ends-2018-owning-more-than-80-of-dry- ships/2-1-508562; Form 20-F of DryShips, Inc. for the year ended December 31, 2016, filed with the SEC on March 13, 2017 at https://www.sec.gov/Archives/edgar/  data/1308858/000091957417002663/d7424585_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019 at https:// www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.  Form 20-F of DryShips, Inc. for the year ended December 31, 2012, filed with the SEC on March 22, 2013, pg. 133 at https://www.sec.gov/Archives/edgar/  data/1308858/000091957413002527/d1368326_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2015, filed with the SEC on April 27, 2016, pg. 117 https://www.sec.gov/Archives/edgar/data/1308858/000091957416012630/ d7018799_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31,  2018, filed with the SEC on March 1, 2019, pg. 92 https://www.sec.gov/Archives/edgar/ data/1308858/000091957419002125/d8124519_20-f.htm.  Form F-1 Registration Statement of Tankships Investment Holdings Inc., p. 37, at https:// www.sec.gov/Archives/edgar/data/1627482/000119312515016272/d836806df1.htm.  “DryShips Announces Agreements to Sell Its Tanker Fleet,” at https://www.globenews- wire.com/news-release/2015/03/30/1257863/0/en/DryShips-Inc-Announces-Agreements- to-Sell-Its-Tanker-Fleet.html.  DryShips proxy statement, dated September 9, 2019 at https://www.sec.gov/Archives/ed- gar/data/1308858/000114420419043847/tv528973-exa1.htm; “DryShips Inc. Announces Completion of Acquisition by SPII Holding Inc.” at https://www.globenewswire.com/  news-release/2019/10/11/1928554/0/en/DryShips-Inc-Announces-Completion-of-Acquisi- tion-by-SPII-Holding-Inc.html.  “DryShips Inc. Completes Acquisition of Ocean Rig ASA” at https://www.globenewswire. com/zi/news-release/2008/07/14/1259360/0/en/DryShips-Inc-Completes-Acquisition-of- Ocean-Rig-ASA.html.  Based on Ocean Rig equity offerings on April 9, 2012, February 11, 2013 and June 2, 2015  - April 9, 2012: “Ocean Rig UDW Inc. Announces Public Offering of Its Share by DryShips Inc.” at http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2012/oceanri- g040912a.pdf; February 11, 2013: “Ocean Rig UDW Inc. Announces Public Offering of Its Shares by DryShips Inc.” at http://cdn.capitallink.com/files/docs/companies/ocean_rig/ press/2013/oceanrig021113.pdf; and June 2, 2015: “Ocean Rig UDW Inc. Announces Of- fering of Common Stock” at http://cdn.capitallink.com/files/docs/companies/ocean_rig/ press/2015/oceanrig060215.pdf.  Total shareholder returns defined as the compound total return, with dividends rein- vested on the ex-date, from 9/19/11 to 3/28/17; “Ocean Rig UDW Inc. Reaches Agreement on Comprehensive Deleveraging and Recapitalization Transaction” at https://www.globe- newswire.com/en/news-release/2017/03/28/1258531/0/en/Ocean-Rig-UDW-Inc-Reach-  es-Agreement-on-Comprehensive-Deleveraging-and-Recapitalization-Transaction.html.  Multiple SEC filings disclosing related party payments made to affiliates of Econ- omou. Form 20-F of Ocean Rig UDW Inc. for the year ended December 31, 2016, filed with the SEC on March 22, 2017 at https://www.sec.gov/Archives/edgar/ data/1447382/000091957417002930/d7423977_20-f.htm; Form 20-F of Ocean Rig UDW Inc. for the year ended December 31, 2017, filed with the SEC on March 15, 2018 at https://www.sec.gov/Archives/edgar/data/1447382/000091957418002506/ d7801495_20-f.htm  Form 20-F of DryShips, Inc. for the year ended December 31, 2016, filed with the SEC on March 13, 2017 at https://www.sec.gov/Archives/edgar/  data/1308858/000091957417002663/d7424585_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019 at https:// www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.  “OCEAN RIG UDW INC ANNOUNCES RECENT DEVELOPMENTS” at http://cdn.capitallink. com/files/docs/companies/ocean_rig/press/2014/oceanrig102014.pdf.  Form 20-F of Ocean Rig UDW Inc., p. 30 at https://www.sec.gov/Archives/edgar/ data/1447382/000091957418002506/d7801495_20-f.htm.  “Ocean Rig UDW Inc. Announces That U.S. Bankruptcy Court Has Issued an Order Giving Full Force and Effect in the United States to Cayman Islands Schemes of Arrangement” at https://www.globenewswire.com/news-release/2017/09/20/1258739/0/en/Ocean-  Rig-UDW-Inc-Announces-That-U-S-Bankruptcy-Court-Has-Issued-an-Order-Giving-Full- Force-and-Effect-in-the-United-States-to-Cayman-Islands-Schemes-of-Arrangement. html; and Form F-1/A of Ocean Rig UDW Inc. at https://www.sec.gov/Archives/edgar/ data/1447382/000091957417007215/d7671684_f-1a.htm.  Agreement and Plan of Merger between Ocean Rig UDW Inc. and Transocean LTD., Trans- ocean Oceanus Holdings Limited and Transocean Ocean Limited at pg. 76 at https:// www.sec.gov/Archives/edgar/data/1451505/000155837018007342/ex-2d1.htm  “The ‘Bad Boy’ of Shipping Cashes In on Russian Oil” at https://www.wsj.com/articles/ the-bad-boy-of-shipping-cashes-in-on-russian-oil-4668c238.  “DryShips appoints advisors for George Economou takeover” at https://www. tradewindsnews.com/dry-cargo/dryships-appoints-advisors-for-george-economou-take- over/2-1-634903.  “Ocean Rig UDW Inc. Announces That U.S. Bankruptcy Court Has Issued an Order Giving Full Force and Effect in the United States to Cayman Islands Schemes of Arrangement” at https://www.globenewswire.com/news-release/2017/09/20/1258739/0/en/Ocean-  Rig-UDW-Inc-Announces-That-U-S-Bankruptcy-Court-Has-Issued-an-Order-Giving-Full- Force-and-Effect-in-the-United-States-to-Cayman-Islands-Schemes-of-Arrangement. html; and Form F-1/A of Ocean Rig UDW Inc. at https://www.sec.gov/Archives/edgar/ data/1447382/000091957417007215/d7671684_f-1a.htm.  8

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 30, 2024

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Seanergy Maritime Holdings Corp. (the “Company”) will be held on November 4, 2024 at 5:00 p.m. local time, at the offices of Watson Farley & Williams Greece at 348 Syngrou Avenue, 5th Floor, Building B, Kallithea, 176-74, Athens, Greece (the “Meeting”) for the following purposes which are more completely set forth in the accompanying proxy statement for the Meeting (the “Proxy Statement”):

Company Proposals:

1.	To elect two (2) Class C Directors, Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas, to serve until the 2027 Annual Meeting of Shareholders (“Proposal 1”); and

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal 2”).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ITS NOMINEES AND “FOR” PROPOSAL 2 ON THE ENCLOSED WHITE PROXY CARD.

Sphinx/Economou Proposals:

Sphinx Investment Corp. (“Sphinx”), a company controlled by George Economou (“Economou”), a shipowner and competitor of ours, has provided notice of its intent to nominate two nominees for election as directors at the Meeting in opposition to the nominees recommended by the Board and to submit certain advisory, non-binding proposals requesting the declassification of the Company’s Board of Directors (“Proposal 3”), the resignation of Board member Mr. Stamatios Tsantanis (“Proposal 4A”), the resignation of Board member Ms. Christina Anagnostara (“Proposal 4B”), and the resignation of Board member Mr. Elias Culucundis (“Proposal 4C”) (collectively, the “Sphinx/Economou Proposals”).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “AGAINST” THE SPHINX/ECONOMOU PROPOSALS (PROPOSALS 3, 4A, 4B AND 4C ON THE ENCLOSED WHITE PROXY CARD).

You may receive solicitation materials from Sphinx, including proxy statements and proxy cards. The Company is not responsible for the accuracy or completeness of any information provided by or relating to Sphinx or its nominees contained in any solicitation materials filed or disseminated by or on behalf of Sphinx or any other statements Sphinx may make.

THE BOARD BELIEVES THAT THE SPHINX/ECONOMOU NOMINEES AND PROPOSALS ARE NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS SHAREHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS THAT YOU NOT VOTE FOR THE SPHINX/ECONOMOU NOMINEES OR PROPOSALS AND THAT YOU DO NOT RETURN ANY PROXY CARD SENT TO YOU BY SPHINX.

This notice is being made available to holders of shares of common stock and holders of Series B preferred shares of the Company entitled to vote at the Meeting (collectively, the “Shareholders”) beginning on or about September 30, 2024.

Adoption of Proposal 1 requires the affirmative vote of a plurality of the votes cast at the Meeting. Adoption of the remaining proposals requires the affirmative vote of a majority of the votes cast at the Meeting by Shareholders entitled to vote thereon.

The Board has fixed the close of business on September 19, 2024 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal official government-issued photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares as of September 19, 2024.

If you attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy. If your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of shares of common stock should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The Board strongly urges you to discard and NOT vote using any proxy card sent to you by Sphinx. If you have already submitted a Sphinx proxy card, you can revoke that proxy and vote for your Board of Directors’ nominees and on the other matters to be voted on at the annual meeting by marking, signing and dating the enclosed WHITE proxy card and returning it in the enclosed postage-paid envelope or by voting via Internet by following the instructions on your WHITE proxy card or WHITE voting instruction form. Only your latest validly executed proxy will count and any proxy may be revoked at any time prior to its exercise at the Meeting as described in the accompanying proxy statement.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN ACCORDANCE WITH THE BOARD’S RECOMMENDATIONS PRESENTED IN THE PROXY STATEMENT AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis
Chairman & Chief Executive Officer

September 30, 2024
Glyfada, Greece

SEANERGY MARITIME HOLDINGS CORP.

154 VOULIAGMENIS AVENUE
16674 GLYFADA
GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 4, 2024

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING	3
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING	6
BACKGROUND TO THE SOLICITATION	11
DIRECTORS AND EXECUTIVE OFFICERS	13
COMPENSATION	15
BOARD PRACTICES	16
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	17
PROPOSAL 1 - ELECTION OF DIRECTORS (COMPANY PROPOSAL)	18
PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (COMPANY PROPOSAL)	21
PROPOSAL 3 - ADVISORY DECLASSIFICATION PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	22
PROPOSAL 4A - ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	24
PROPOSAL 4B - ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	26
PROPOSAL 4C - ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL (SPHINX/ECONOMOU PROPOSAL)	27
OTHER MATTERS	28

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”, “Seanergy”, “we” or “our”), for use at the Annual Meeting of Shareholders to be held at the offices of Watson Farley & Williams Greece at 348 Syngrou Avenue, 5th Floor, Building B, Kallithea, 176-74, Athens, Greece on November 4, 2024 at 5:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to holders of shares of common stock and holders of Series B preferred shares of the Company entitled to vote at the Meeting (collectively, the “Shareholders”) beginning on or about September 30, 2024.

Company Proposals:

Proposal 1.
Company proposal to elect two Class C Directors, Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas, to serve until the 2027 Annual Meeting of Shareholders.
•       Board of Directors recommendation: FOR

Proposal 2.
Company proposal to ratify the appointment of Deloitte Certified Public Accountants S.A. as the independent auditors of the Company for the fiscal year ending December 31, 2024.
•       Board of Directors recommendation: FOR

Sphinx Investment Corp. (“Sphinx”), a company controlled by George Economou (“Economou”), a shipowner and competitor of ours, has provided notice of its intent to nominate two nominees for election as directors at the Meeting in opposition to the nominees recommended by the Board and to submit the advisory declassification and “no-confidence” proposals included on the enclosed proxy card as Proposals 3, 4A, 4B and 4C (the “Sphinx/Economou Proposals”). You may receive solicitation materials from Sphinx, including proxy statements and proxy cards.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU DISREGARD AND DO NOT RETURN ANY PROXY CARD YOU RECEIVE FROM SPHINX.

The Company is not responsible for the accuracy or completeness of any information provided by or relating to Sphinx or its nominees contained in solicitation materials filed or disseminated by or on behalf of Sphinx or any other statements Sphinx may make.

Sphinx/Economou Proposals:

Proposal 3.	Sphinx/Economou Proposal: advisory proposal to request the declassification of the Board. • Board of Directors recommendation: AGAINST

Proposal 4A.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Stamatios Tsantanis. • Board of Directors recommendation: AGAINST

Proposal 4B.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Ms. Christina Anagnostara. • Board of Directors recommendation: AGAINST

Proposal 4C.	Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Elias Culucundis. • Board of Directors recommendation: AGAINST

As set forth in more detail below, the Board does not endorse the Sphinx/Economou nominees or the Sphinx/Economou Proposals, which seek to facilitate the replacement of the entire Board with the nominees of Sphinx, a single shareholder controlled by Economou, a shipowner and competitor of ours.  In coming to this conclusion, the Nominating Committee of the Board and the Board have carefully reviewed the Sphinx/Economou nominees and proposals and made the following determinations:

•
The Sphinx/Economou nominees are underqualified compared to the Company’s nominees, Dimitrios Anagnostopoulos and Ioannis Kartsonas, who have decades of experience in shipping and finance, are familiar with and actively engaged in our business and have the requisite independence to oversee our business and strategy for the interest of all shareholders.

•
The Sphinx/Economou nominees are closely associated with Economou, having previously served as directors of Economou-controlled and Economou-affiliated companies, including DryShips and Ocean Rig, where they and Economou presided over the destruction of significant shareholder value during their tenures, in part by approving numerous related party transactions that enriched Economou at the expense of those companies and their other shareholders.

•
Despite seeking effective control of the Board through the replacement of the entire Board with his own nominees and their appointees, Economou and Sphinx have articulated no plans or proposals to improve the performance or strategy of the Company.

•	Sphinx has refused to make its nominees available for interviews by the Company’s Nominating Committee to fully assess their qualifications, background and character.

The Company is delivering substantial outperformance under the leadership of its Board, including its highly-qualified and independent nominees. Facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board by electing their nominees and approving their proposals calling for the resignation of the remaining directors, as well as the declassification of the Board, risks disrupting the execution of the Company’s current strategy which is generating strong results and which the Board believes is well-suited to capitalize on favorable trends in the Capesize market.

The Board has therefore unanimously determined that the Sphinx/Economou nominees and proposals are not in the best interests of the Company and its shareholders, does NOT endorse any of the Sphinx/Economou nominees or proposals, and unanimously recommends that you NOT vote for the Sphinx/Economou nominees or proposals and that you do NOT return any proxy card sent to you by Sphinx. The Board unanimously recommends that you vote “FOR” its nominees on the enclosed WHITE proxy card. Additionally, the Board unanimously recommends that you vote “AGAINST” the Sphinx/Economou Proposals (Proposals 3, 4A, 4B and 4C on the enclosed WHITE proxy card). If you have previously submitted a proxy card sent to you by Sphinx, you can revoke that proxy and vote “FOR” our Board’s nominees and on the other matters to be voted on at the Meeting by signing, dating and mailing the enclosed WHITE proxy card in the envelope provided. Only your latest dated proxy will be counted.

Each proposal for which the Board is soliciting your proxy is described in more detail in this proxy statement. We strongly encourage you to read the accompanying proxy statement carefully and to use the enclosed WHITE proxy card to vote “FOR” the Board’s nominees, and in accordance with the Board’s recommendations on the other proposals, as soon as possible. You may vote your shares by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided, whether or not you plan to attend the Meeting in person. For your convenience, you may also vote your shares via the Internet or by a toll-free telephone number by following the instructions on the enclosed WHITE proxy card. Please see below for more information.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 19, 2024 (the “Record Date”), the Company had issued and outstanding 20,611,924 shares of common stock, par value $0.0001 per share (the “Common Shares”) and 20,000 Series B preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Preferred Share then held provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting. See “Background to the Solicitation” below, regarding litigation initiated by Sphinx in the High Court of the Republic of the Marshall Islands concerning the Preferred Shares.

All Shareholders must present a form of personal official government-issued photo identification in order to be admitted to the Meeting. In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 19, 2024.

One or more Shareholders present in person or by proxy at the Meeting, representing one-third of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting. The Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted “FOR” the election of the Company’s nominees (Proposal 1 on the enclosed WHITE proxy card), “FOR” the ratification of the appointment of Deloitte Certified Public Accountants S.A. as our independent auditors (Proposal 2 on the enclosed WHITE proxy card) and “AGAINST” all Sphinx/Economou Proposals (Proposals 3, 4A, 4B and 4C on the enclosed WHITE proxy card).

The Common Shares are listed on the Nasdaq Capital Market under the symbol “SHIP”.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Common Shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Why am I receiving these proxy materials?

The proxy materials include our Notice of Annual Meeting of Shareholders, this Proxy Statement (the “Proxy Statement”) and our 2023 Annual Report on Form 20-F (the “Annual Report”). If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Meeting or any adjournment or postponement thereof. We made these materials available to Shareholders beginning on or about September 30, 2024.

Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your Shares. Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.

What am I voting on and what does the Board recommend for each?

You will be voting on each of the following:

Proposal	Unanimous Recommendation of the Board
COMPANY PROPOSALS
1. Company proposal to elect two Class C Directors, Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas, to serve until the 2027 Annual Meeting of Shareholders (“Proposal 1”).	FOR both Board nominees, Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas, listed on the enclosed WHITE proxy card.
2. Company proposal to ratify the appointment of Deloitte Certified Public Accountants S.A. as the independent auditors of the Company for the fiscal year ending December 31, 2024 (“Proposal 2”).	FOR this proposal.
SPHINX/ECONOMOU PROPOSALS

3. Sphinx/Economou Proposal: advisory proposal to request the declassification of the Board (“Proposal 3”).	AGAINST this proposal.
4A. Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Stamatios Tsantanis. (“Proposal 4A”).	AGAINST this proposal.
4B. Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Ms. Christina Anagnostara. (“Proposal 4B”).	AGAINST this proposal.
4C. Sphinx/Economou Proposal: advisory proposal to request the resignation of Board member Mr. Elias Culucundis. (“Proposal 4C”).	AGAINST this proposal.

As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Meeting. If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

Have other candidates been nominated for election at the annual meeting in opposition to the Board’s nominees?

Yes. Sphinx notified the Company of its intent to nominate two (2) candidates for election as directors at the annual meeting in opposition to the nominees recommended by the Board. The Board does NOT endorse the Sphinx/Economou nominees as it believes that they are underqualified and will NOT serve the interest of all shareholders.

The Board unanimously recommends that you vote “FOR” the nominees proposed by the Board using the WHITE proxy card accompanying this Proxy Statement and NOT vote for Sphinx’s director nominees or return any proxy card sent to you by Sphinx.

What vote is required to adopt each of the proposals?

Company Proposals:

Adoption of Proposal 1 requires the affirmative vote of a plurality of the votes cast at the Meeting. This means that the two nominees receiving the highest number of “FOR” votes will be elected as Class C directors. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal 1.

Adoption of Proposal 2 requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 2.

Sphinx/Economou Proposals:

Adoption of Proposal 3 requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 3.

Adoption of Proposal 4A requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 4A.

Adoption of Proposal 4B requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 4B.

Adoption of Proposal 4C requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 4C.

What does it mean if I receive more than one proxy card?

Many of our shareholders hold their shares in more than one account and may receive separate proxy cards or voting instructions forms for each of those accounts. If you receive more than one WHITE proxy card, your shares are registered in more than one name or are registered in different accounts. Please sign, date and return or otherwise submit your proxy with respect to each WHITE proxy card to ensure that all of your shares are voted.

Additionally, please note that Sphinx has stated its intention to put its nominees and proposals before the Meeting. If Sphinx proceeds with its nominations and proposals, you may receive proxy solicitation materials from Sphinx, including an opposition proxy statement and Sphinx’s proxy card. The Board unanimously recommends that you disregard and do NOT return any proxy card you receive from Sphinx.

Voting to “WITHHOLD” with respect to any Sphinx nominee on a proxy card sent to you by Sphinx is NOT the same as voting for the Board’s nominees because a vote to “WITHHOLD” with respect to any Sphinx nominee on its proxy card will revoke any proxy you previously submitted.

If you have already voted using Sphinx’s proxy card, you have every right to change your vote and revoke your prior proxy by signing and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided or by voting via the Internet or by telephone by following the instructions provided on the enclosed WHITE proxy card. Only the latest dated proxy you submit will be counted. If you have any questions or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from Greece), or +1-212-929-5500 (toll), or by email at Seanergy@mackenziepartners.com

Who can vote?

Only Shareholders of record at the close of business on the Record Date may vote, either in person or by proxy, at the Meeting. On the Record Date, we had 20,611,924 Common Shares issued and outstanding and 20,000 Preferred Shares issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held on the Record Date. Holders of Preferred Shares are entitled to 25,000 votes for each Preferred Share held on the Record Date, provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

What is the difference between holding shares as a beneficial owner in street name and as a shareholder of record?

Without your voting instructions, because of the contested nature of the proposals, to the extent your broker, bank, trustee or other nominee provides you with Sphinx’s proxy materials, your broker, bank, trustee or other nominee may not vote your shares with respect to the election of directors (Proposal 1) or on any of the other proposals on the agenda for the Meeting. Even if your broker, bank, trustee or other nominee does not provide you with Sphinx’s proxy materials, without your voting instructions, your broker, bank, trustee or other nominee may only vote your shares on proposals considered to be routine matters. The only routine matter being considered at the meeting is Proposal 2 (relating to the ratification of the independent registered public accounting firm). All other proposals are considered non-routine matters. For non-routine matters, your shares will not be voted without your specific voting instructions. We encourage you to instruct your broker, bank, trustee or other nominee to vote your shares by filling out and returning the enclosed WHITE proxy card.

How do I know if I am a beneficial owner of shares?

If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name” and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instructions form.”

What if I hold my shares in street name and I do not provide my broker, bank, trustee or other nominee with instructions about how to vote my shares?

Without your voting instructions, because of the contested nature of the proposals, to the extent your broker, bank, trustee or other nominee provides you with Sphinx’s proxy materials, your broker, bank, trustee or other nominee may not vote your shares with respect to the election of directors (Proposal 1) or on any of the other proposals on the agenda for the Meeting. Even if your broker, bank, trustee or other nominee does not provide you with Sphinx’s proxy materials, without your voting instructions, your broker, bank, trustee or other nominee may only vote your shares on proposals considered to be routine matters. The only routine matter being considered at the meeting is Proposal 2 (relating to the ratification of the independent registered public accounting firm). All other proposals are considered non-routine matters. For non-routine matters, your shares will not be voted without your specific voting instructions. We encourage you to instruct your broker, bank, trustee or other nominee to vote your shares by filling out and returning the enclosed WHITE proxy card.

How do I vote?

You may vote using one of the following methods:

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Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your proxy card or voting instruction form for instructions on voting via the internet and carefully follow the directions.

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By telephone. You may vote by telephone by calling the toll-free number referenced on the proxy card or voting instruction form and following the recorded instructions. Refer to the proxy card for validation information.

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By mail. For those Shareholders who request to receive a paper proxy card or voting instruction form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.

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In person at the Meeting. All Shareholders of record on the Record Date, which is the close of business on September 19, 2024, may vote in person at the Meeting. If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting. Even if you plan to be present at the Meeting, we encourage you to vote your Shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

If you have any questions or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from Greece), or +1-212-929-5500 (toll), or by email at Seanergy@mackenziepartners.com

The Board strongly urges you to discard and NOT vote using any other proxy card sent to you by Sphinx.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Meeting. You may do this by using one of the following methods:

•	voting again by telephone or over the internet by 11:59 PM Eastern Time on November 3, 2024;

•	giving timely written notice to the Secretary of our Company;

•	delivering a timely later-dated proxy; or

•	voting in person at the Meeting.

If you hold Common Shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.

If you have already voted using any other proxy card sent to you by Sphinx, you have every right to change your vote and we strongly urge you to revoke that proxy by voting in favor of ONLY the Company’s nominees, Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas, by marking, signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided or following the instructions on your WHITE proxy card to vote via the Internet. Only the latest validly executed proxy that you submit will be counted - any proxy may be revoked at any time prior to its exercise at the annual meeting.

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, the Shareholders representing at least one-third of the votes eligible to be cast by shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy. This is referred to as a quorum. Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting. Your shares will be counted as present at the Meeting if you do one of the following:

•	vote via the internet or by telephone;

•	return a properly executed proxy by mail (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those Shares present, in person or by proxy, at the Annual Meeting will have the power to adjourn the meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.

What if I return my proxy but do not provide voting instructions?

If you hold your Shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions, your proxy will be voted as the Board unanimously recommends on each proposal.

What should I do with any other proxy cards sent to me by Sphinx?

Sphinx notified the Company of its intent to nominate two (2) candidates for election as directors at the Meeting in opposition to the nominees unanimously recommended by the Board. The nomination made by Sphinx has NOT been endorsed by the Board. The Company is not responsible for the accuracy or completeness of any information provided by or relating to Sphinx or its nominees contained in solicitation materials filed or disseminated by or on behalf of Sphinx or any other statements Sphinx may make.

We strongly urge you to disregard any materials, including any other proxy card, that may be sent to you by Sphinx. We urge you instead to vote in favor of ONLY the Company’s nominees Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas by marking, signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided or following the instructions on your WHITE proxy card to vote via the Internet. Only the latest validly executed proxy that you submit will be counted. Any proxy may be revoked at any time prior to its exercise at the annual meeting by following the instructions above under “Can I change my mind after I vote?”. You may also revoke any previously submitted proxy by attending the annual meeting and voting your shares at the annual meeting. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc. (“MacKenzie Partners”), by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from Greece), or +1-212-929-5500 (toll), or by email at Seanergy@mackenziepartners.com

BACKGROUND TO THE SOLICITATION

On November 24, 2023, Sphinx and Economou filed an initial Schedule 13D (the “Initial Schedule 13D”) reporting beneficial ownership of 5.7% of the Company’s shares of common stock and disclosing that they “expect to enter into discussions with directors and officers of [Seanergy]” or others in connection with their investment in Seanergy. However, no communication between representatives of Sphinx or Economou and any representative of the Company in connection with Sphinx’s investment in or its plans and purposes regarding the Company occurred at any point prior to or around the filing of the Initial Schedule 13D.

According to the Initial Schedule 13D, Sphinx and Economou began acquiring shares of the Company’s common stock in August 2023.

On December 5, 2023, Sphinx and Economou filed an amendment to their Initial Schedule 13D, disclosing that they had increased their beneficial ownership to 6.7% of the Company’s shares of common stock.

On December 13, 2023, Sphinx and Economou filed a second amendment to their Initial Schedule 13D reporting beneficial ownership of 7.2% of the Company’s shares of common stock, disclosing concerns regarding the management and oversight of the Company, including concerns they now have regarding the December 2021 issuance of the Company’s Series B Preferred Shares, and disclosing their intent to nominate candidates for election to the Company’s board of directors.

In December 2023 and January 2024, Sphinx and Economou filed additional amendments to their Initial Schedule 13D reporting increases in the beneficial ownership of shares of the Company’s common stock.

On February 7, 2024, following a meeting of the Union of Greek Shipowners, Stamatios Tsantanis, the Company’s Chairman and Chief Executive Officer, approached Mr. Economou and introduced himself. Mr. Economou and Mr. Tsantanis agreed to speak regarding the Company in the coming days.

On February 12, 2024, Mr. Tsantanis texted Mr. Economou, initiating a brief telephone conversation in which Mr. Economou and Mr. Tsantanis discussed market conditions and Mr. Economou inquired regarding the mechanics of the Company’s at-the-market offering and share repurchase program. The call ended after a few minutes with Mr. Economou stating that he had another engagement but would call Mr. Tsantanis in the coming days to continue their discussion, which Mr. Tsantanis agreed to. No follow-up call was ever made by Mr. Economou.

On March 6,  2024, without prior notice of its intent to initiate litigation, Sphinx commenced a lawsuit against the Company and all of its directors, including Mr. Tsantanis, in the High Court of the Republic of the Marshall Islands seeking, among other things, a declaration voiding and canceling the Series B Preferred Shares of the Company held by Mr. Tsantanis.  An unsigned copy of the complaint was included as an exhibit to amendment number 5 to the Initial Schedule 13D filed on March 5, 2024, which also reported beneficial ownership by Sphinx and Economou of 9.5% of the Company’s shares of common stock.

On May 20, 2024, a news article quoted Mr. Economou stating that his goal in recently acquiring stakes in Seanergy and three other shipping companies is “to make money,” referring approvingly to a recent settlement agreement he reached with OceanPal Inc., one of these shipping companies, and implying, inaccurately, that he had approached Seanergy but Seanergy “didn’t want to talk.”

Between May 23, 2024 and May 28, 2024, the Board determined that any discussions between the Company and representatives of Sphinx should take place through counsel, in light of the ongoing litigation, and the Company’s outside litigation counsel spoke with Sphinx’s litigation counsel to inquire whether Sphinx had an interest in exploring a resolution of the litigation.  Sphinx indicated that to the extent settlement discussions were to occur, they should proceed through a direct discussion between the principals, while the Company’s counsel conveyed the Company’s view that any such discussions should take place through counsel.

On May 31, 2024, the Company received from Sphinx’s legal counsel notice of Sphinx’s intent to nominate two individuals for election to the Board and bring precatory declassification and no-confidence proposals before the Meeting.

Also on May 31, 2024, the Company issued a statement disclosing its receipt of Sphinx’s director nominations and proposals. The press release also described the Company’s business strategy and noting that the Company had sought to engage constructively with Mr. Economou, but that he had not engaged meaningfully or articulated any new ideas for the Company.

On June 3, 2024, despite not having responded regarding the Company’s litigation counsel’s communication on May 28, 2024, Sphinx issued a press release alleging, inaccurately, that Mr. Tsantanis had refused multiple requests to speak directly with Mr. Economou and including other inflammatory comments.

On June 17, 2024, a representative of Watson Farley & Williams LLP (“WFW”), the Company’s legal counsel, contacted Sphinx’s counsel by email seeking to arrange interviews with Sphinx’s nominees by the Company’s Nominating Committee (the “Nominating Committee”), and also reiterated the Company’s willingness to enter into discussions with Mr. Economou through counsel as conveyed in the Company’s litigation counsel’s communication to Sphinx’s counsel on May 28, 2024.

Between June 17, 2024 and July 12, 2024, WFW sent multiple emails to Sphinx’s counsel proposing dates in July on which the Nominating Committee would be available for interviews with Sphinx’s nominees. In the absence of a reply from Sphinx’s counsel, on July 12, 2024 WFW proposed by email that the Nominating Committee would contact the nominees directly, to which Sphinx’s counsel replied by email on July 13, 2024 that the Company and WFW did not have permission to contact Sphinx’s nominees and cited, among other things, the ongoing litigation initiated by Sphinx as a reason that Sphinx was refusing to make its nominees available for interviews with the Nominating Committee.

On July 19, 2024, Mr. Tsantanis encountered Mr. Economou in a public place and the two engaged in a brief conversation. During the conversation, Mr. Tsantanis asked Mr. Economou what his purpose was in commencing litigation and a proxy contest against the Company, and Mr. Economou replied that his purpose was to make money and referred to the settlement he had reached with OceanPal Inc. including a payment to Mr. Economou of $6.75 million. Mr. Tsantanis reminded Mr. Economou that he had initiated a discussion directly with Mr. Economou in February 2024 which Mr. Economou did not pursue before commencing litigation and any private informal discussions should not take place due to the litigation that Mr. Economou chose to initiate. Mr. Tsantanis reiterated that the Board had determined that, in light of the ongoing litigation, any discussions should be conducted through counsel. The conversation ended after a few minutes as Mr. Economou refused Mr. Tsantanis’ request for future discussions on these terms.

In August and September 2024, the Nominating Committee of the Board held several meetings, including a meeting at which WFW was present, at which the Sphinx/Economou Proposals were considered and the nomination notice provided by Sphinx and publicly-available information regarding Sphinx’s nominees were reviewed.

In September 2024, the Nominating Committee unanimously determined that the shareholder nominees are underqualified compared to the Company’s nominees and that the Sphinx/Economou Proposals are not in the best interests of the Company and its shareholders, and therefore did not endorse any of the Sphinx/Economou Proposals and unanimously recommended to the Board not to nominate the Sphinx nominees and to nominate the incumbent directors Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas for election to the Board at the Meeting.

In September 2024, the Board unanimously resolved to follow the recommendations of the Nominating Committee.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our current directors and executive officers. Members of the Board are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of the Board and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	52	Chairman, Chief Executive Officer & Director	A (term expires in 2025)
Stavros Gyftakis	45	Chief Financial Officer
Christina Anagnostara	53	Director*	B (term expires in 2026)
Elias Culucundis	81	Director*	A (term expires in 2025)
Dimitrios Anagnostopoulos	77	Director*	C (term expires in 2024)
Ioannis Kartsonas	52	Director*	C (term expires in 2024)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Stamatios Tsantanis has been a member of the Board and our Chief Executive Officer since October 1, 2012 and has led the Company’s significant growth to a prominent Capesize dry bulk company with a carrying capacity of approximately 3.4 million dwt. In addition, Mr. Tsantanis has been the Chairman of the Board since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis is also the founder, Chairman, Chief Executive Officer and a member of the board of directors of United Maritime Corporation, an international shipping company with a cargo carrying capacity of approximately 0.9 million dwt. (Nasdaq: USEA) (“United”). Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions. He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S. capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET), and is a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis has served as our Chief Financial Officer since 2018, previously served as Finance Director since November 2017 and he has been instrumental in the Company’s capital raising, debt financing and refinancing activities since 2017. Mr. Gyftakis is also the Chief Financial Officer and a director in the board of directors of United. He has more than 18 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining the Company, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara has been a member of the Board since December 2008 and she is a member of the Company’s Sustainability Committee. She has served as our Chief Financial Officer from November 17, 2008 until October 31, 2013. Since June 2022, Ms. Anagnostara is also a director in the board of directors of United. She has more than 26 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining the Company, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the CFO and Director of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.

Elias Culucundis has been a member of the Board since our inception, he is the Chairman and a member of the Company’s Compensation and Nominating Committees and a member of the Company’s Audit Committee. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuildings. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of the Board since May 2009 and he is also the Chairman and a member of the Company’s Audit Committee and a member of the Company’s Compensation and Nominating Committees. Mr. Anagnostopoulos has over 50 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he spent nearly two decades with the bank, holding the positions of Senior Vice-President and Head of Shipping. From 2010 to 2023 he was a Board Member in the Aegean Baltic Bank. Since then, he remains an advisor to Aegean Baltic Bank’s management. In September 2023 he was elected Board Member of NYSE-listed Dynagas LNG Partners LP. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of the Board since May 2017 and he is the Chairman and a member of the Company’s Sustainability Committee. Mr. Kartsonas has also been a member of the board of directors of United since June 2022 and he is the Principal and Managing Partner of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET). Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

No family relationships exist among any of the directors and executive officers.

COMPENSATION

For the year ended December 31, 2023, the Company paid its executive officers and directors aggregate compensation of $1.6 million. The Company’s executive officers are employed pursuant to employment and consulting contracts. We do not have a retirement plan for our officers or directors.

Each member of the Board received a fee of $0.1 million in 2023. The aggregate director fees paid by the Company for the years ended December 31, 2023, 2022 and 2021 totaled $0.5 million, $0.4 million and $0.4 million, respectively.

On January 12, 2011 the Board adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan, or the Plan. On January 12, 2022, the Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 550,000 shares. On July 8, 2022, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 400,000 shares. On March 27, 2023, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 2,000,000 shares. On March 27, 2024, the Plan was further amended and restated to increase the aggregate number of shares of common stock reserved for issuance under the Plan to 550,000 shares. The Plan is administered by the Compensation Committee of the Board. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date.

On March 27, 2023, the Compensation Committee granted an aggregate of 1,823,800 restricted shares of common stock pursuant to the Plan. Of the total 1,823,800 shares issued on March 27, 2023, 1,330,000 shares were granted to the non-executive members of the Board and to the executive officers and 493,800 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.22. 607,974 shares vested on the date of the issuance, March 27, 2023, 607,913 shares vested on October 1, 2023 and 606,914 shares will vest on October 1, 2024, taking into consideration 999 forfeited shares. On March 27, 2024, the Compensation Committee granted an aggregate of 502,500 restricted shares of common stock pursuant to the Plan. Of the total 502,500 shares issued on March 27, 2024, 285,000 shares were granted to the non-executive members of the Board and to the executive officers and 217,500 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $8.42. Of the total restricted shares issued, 107,250 shares vested on the date of the issuance, March 27, 2024, 142,150 shares vested on September 27, 2024, taking into consideration 1,100 forfeited shares, 108,000 shares will vest on March 27, 2025 and 144,000 shares will vest on September 26, 2025.

BOARD PRACTICES

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  The Board has an audit committee, a compensation committee, a nominating committee and a sustainability committee.  The Board has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Dimitrios Anagnostopoulos and Elias Culucundis. The Board has determined that the members of the audit committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market Rules. The Board has determined that Mr. Dimitrios Anagnostopoulos is an “Audit Committee Financial Expert” under the SEC’s rules and the corporate governance rules of the Nasdaq Stock Market. The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by Nasdaq and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Dimitrios Anagnostopoulos and Elias Culucundis, each of whom is an independent director.  The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Messrs. Elias Culucundis and Dimitrios Anagnostopoulos, each of whom is an independent director.  The nominating committee is responsible for recommending to the Board candidates for election to the Board.

Sustainability Committee

Our sustainability committee was established on December 19, 2022 and it consists of Mr. Ioannis Kartsonas and Ms. Christina Anagnostara, each of whom is an independent director. The sustainability committee promotes sustainability practices, guides, assists and supervises the Company in developing, articulating, and continuing to evolve, sustainability policies for the Company comprising environmental, social and governance matters. Additionally, it assesses the Company’s sustainability key risks and opportunities in relation to climate and environmental, social and governance aspects.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets out information as of September 19, 2024 regarding the beneficial ownership of our common shares by (i) the owners of five percent or more of our outstanding common shares and (ii) our directors and executive officers.  The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the SEC or information regarding the beneficial ownership of our common shares delivered to us.  To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons.  All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Identity of Person or Group	Number of Shares Owned	Percent of Class (1)
Stamatios Tsantanis (2)	20,000 Series B Preferred Shares	100%
	1,682,403 Common Shares	8.2%
George Economou (3)	1,859,096 Common Shares	9.0%
Konstantinos Konstantakopoulos (4)	1,500,205 Common Shares	7.3%
Stavros Gyftakis	221,345 Common Shares	1.1%
Christina Anagnostara	192,239 Common Shares	0.9%
Dimitrios Anagnostopoulos	93,333 Common Shares	0.5%
Ioannis Kartsonas	80,422 Common Shares	0.4%
Elias Culucundis	66,800 Common Shares	0.3%
Directors and executive officers as a group (6 individuals)	2,336,542 Common Shares	11.3%

(1)
Calculation of percent of class beneficially owned by each such person is based on 20,611,924 common shares outstanding as of September 19, 2024 and any additional shares that such person may be deemed to beneficially own in accordance with Rule 13d-3 under the Exchange Act.

(2)
The number of common shares beneficially owned by Stamatios Tsantanis includes 60,000 common shares underlying call options with an average strike price of $11.7 and an expiration date in January 2025. Stamatios Tsantanis beneficially owns 20,000 Series B Preferred Shares, constituting 100% of our issued and outstanding Series B Preferred Shares, which were issued on December 10, 2021 pursuant to a stock purchase agreement between us and Stamatios Tsantanis.  Through his ownership of common shares and Series B Preferred Shares, Stamatios Tsantanis controls 49.99% of the voting power of our outstanding capital stock.  For a description of the Series B Preferred Shares, see “Description of Securities” filed as Exhibit 2.5 to the Company’s 2023 Annual Report on Form 20-F. In our annual reports for the years ended December 31, 2023, 2022, and 2021, Stamatios Tsantanis was reported to beneficially own 7.9%, 6.8% and 2.0%, respectively, of our outstanding common shares.

(3)
This information is derived from an Amendment No. 7 to Schedule 13D jointly filed with the Commission on June 3, 2024 by Sphinx Investment Corp., Maryport Navigation Corp. and Economou.  Based on this filing, Sphinx Investment Corp., Maryport Navigation Corp. and Economou each have beneficial ownership of all shares indicated in the table above. Based on this filing, Sphinx Investment Corp. is a Marshall Islands corporation wholly-owned by Maryport Navigation Corp., which is a Liberian corporation controlled by Economou. In our annual report for the fiscal year ended December 31, 2023, Sphinx Investment Corp., Maryport Navigation Corp. and Economou were reported as beneficial owners of 9.1% of our outstanding common shares and in our annual reports for the three preceding fiscal years, none of Sphinx Investment Corp., Maryport Navigation Corp. or Economou was reported as an owner of five percent or more of our outstanding common shares.

(4)
This information is derived from a Schedule 13G jointly filed with the Commission on August 9, 2024 by Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos. Based on this filing, Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos each have beneficial ownership of all shares indicated in the table above. Based on this filing, Longshaw Maritime Investments S.A. is a Marshall Islands corporation controlled by Konstantinos Konstantakopoulos. In our annual report for the fiscal year ended December 31, 2023, Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos were reported as beneficial owners of 6.2% of our outstanding common shares, and for the fiscal years ended December 31, 2022 and 2021, neither Longshaw Maritime Investments S.A. nor Konstantinos Konstantakopoulos was reported as an owner of five percent or more of our outstanding common shares.

PROPOSAL 1
(COMPANY PROPOSAL)

ELECTION OF DIRECTORS

The Board consists of five directorships divided into three classes. As provided in the Company’s Restated Articles of Incorporation, as amended to date, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.

The Board has nominated Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas, being Class C Directors, for re-election as directors whose term will expire at the 2027 Annual Meeting of Shareholders. Unless the proxy is marked to indicate that such authorization is expressly withheld, the person or persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the nominees unanimously recommended by the Board: Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas. It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the person or persons named in the accompanying proxy will vote for the election of such substitute(s) nominee(s) as the current Board may recommend.

As described above, Sphinx notified the Company of its intent to nominate two directors for election as directors at the Meeting. In accordance with our Board practices, the Nominating Committee, consisting of independent directors, reviewed these nominees and unanimously recommended to the Board not to nominate the Sphinx nominees and to nominate the incumbent directors Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas in light of their superior qualifications, experience and independence, and the Board reviewed and unanimously followed the committee’s recommendation.

Dimitrios Anagnostopoulos and Ioannis Kartsonas, who have decades of experience in shipping and finance, are familiar with and actively engaged in our business and have the requisite independence to oversee our business and strategy for the interest of all shareholders.

Notably, Sphinx refused to make its nominees available for interviews with the Nominating Committee, and the Board and Nominating Committee’s review was based on the nomination notice provided by Sphinx and publicly available information regarding Sphinx’s nominees.  Based on that review, the Nominating Committee and the Board determined that the shareholder nominees are underqualified compared to the Company’s nominees.

Sphinx’s nominees’ close association with Economou raised serious concerns regarding whether they would be able and willing to act in all shareholders’ best interest, given that their prior directorships at Economou-controlled and Economou-affiliated companies resulted in significant shareholder value destruction, in part due to their willingness to approve numerous related party transactions that enriched Economou at the expense of those companies and their other shareholders. In addition, as Economou is a competitor of the Company, his proposed nominees threaten to compromise the objectivity and independence of Board decisions by introducing potential conflicts of interest.

The Nominating Committee and the Board also considered that Sphinx and Economou, through their nominations and related proposals, are seeking effective control of the Board by replacing the entire Board with his own closely-associated nominees and their appointees, despite not having articulated any plans or proposals to improve the performance or strategy of the Company, which is delivering substantial outperformance under the leadership of its Board, including its highly-qualified and independent nominees each of which is well-suited to continue generating strong results by capitalizing on favorable trends in the Capesize market.

For these reasons, among others, the Nominating Committee and the Board unanimously resolved that it would not be in the best interests of the Company and its shareholders to nominate the Sphinx nominees.

You may receive solicitation materials from Sphinx, including proxy statements and proxy cards. The Board does not endorse the Sphinx nominees and unanimously recommends that you vote “FOR” the election of the nominees proposed by the Board (Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas) on the WHITE proxy card. The Board strongly urges you to discard and NOT vote using any proxy card that may be sent to you by Sphinx. If you have already voted using a proxy card sent to you by Sphinx, you have every right to change it and we strongly urge you to revoke that proxy by voting in favor of the Board’s nominees by using the WHITE proxy card to vote by Internet, telephone or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted - any proxy may be revoked at any time prior to its exercise at the annual meeting. If you have any questions or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-800-000-0260 (toll-free from Greece), or +1-212-929-5500 (toll), or by email at Seanergy@mackenziepartners.com

The Company is not responsible for the accuracy or completeness of any information provided by or relating to Sphinx or its nominees contained in solicitation materials filed or disseminated by or on behalf of Sphinx or any other statements Sphinx may make. Shareholders will be able to obtain, free of charge, copies of all proxy statements, any amendments or supplements thereto and any other documents when filed by the applicable party with the SEC in connection with the annual meeting at the SEC’s website (http://www.sec.gov).

In the event that Sphinx withdraws its nominees or abandons its solicitation after a shareholder has already granted proxy authority, shareholders can still sign and date a later submitted WHITE proxy card.

Required Vote. Directors will be elected on a plurality basis, as provided under the Company’s Fourth Amended and Restated By-Laws. This means that the two (2) director nominees receiving the greatest number of votes cast “FOR” their election will be elected.

Effect of Abstentions and Broker Non-Votes. Abstentions, “WITHHOLD” votes and any broker non-votes will be counted for purposes of determining whether there is a quorum at the Meeting for this vote but will have no effect on the outcome of the vote other than resulting in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ELECTION OF ITS NOMINEES: MR. DIMITRIOS ANAGNOSTOPOULOS AND MR. IOANNIS KARTSONAS.

The Company’s Nominees for Election to the Board

Information concerning the Board’s nominees for directors of the Company is set forth below:

Name	Position	Director Since	Age
Dimitrios Anagnostopoulos	Class C Director	2009	77
Ioannis Kartsonas	Class C Director	2017	52

Dimitrios Anagnostopoulos has been a member of the Board since May 2009 and he is also the Chairman and a member of the Company’s Audit Committee and a member of the Company’s Compensation and Nominating Committees. Mr. Anagnostopoulos has over 50 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he spent nearly two decades with the bank, holding the positions of Senior Vice-President and Head of Shipping. From 2010 to 2023 he was a Board Member in the Aegean Baltic Bank. Since then, he remains an advisor to Aegean Baltic Bank’s management. In September 2023 he was elected Board Member of NYSE-listed Dynagas LNG Partners LP. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of the Board since May 2017 and he is the Chairman and a member of the Company’s Sustainability Committee. Mr. Kartsonas has also been a member of the board of directors of United since June 2022 and he is the Principal and Managing Partner of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET). Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

PROPOSAL 2
(COMPANY PROPOSAL)

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2024.

Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Company Proposal 2 requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 2.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. TO SERVE AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

PROPOSAL 3
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY DECLASSIFICATION PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the stockholders of the Company adopt an advisory, non-binding resolution requesting that the Board take all necessary steps to eliminate the classification of the Board in advance of the 2025 Annual Meeting, such that the terms of all Board members shall expire at the 2025 Annual Meeting, and all directors elected at and after the 2025 Annual Meeting will be elected on an annual basis.

We are not responsible for the accuracy or content of the proposal, presented below as received from Sphinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common stockholders of Seanergy Maritime Holdings Corp, (the “Company”) hereby request, on an advisory, non-binding basis, that the Board of Directors of the Company (the “Board”) take all necessary steps to eliminate the classification of the Board in advance of the 2025 annual meeting of the stockholders of the Company (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof, the “2025 Annual Meeting”), such that the term of each member of the Board shall expire at the 2025 Annual Meeting and any director elected to the Board at or after the 2025 Annual Meeting shall be elected on an annual basis.

Required Vote. Adoption of Proposal 3 requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 3.

In accordance with the Board’s practices, the Nominating Committee reviewed the advisory declassification proposal and unanimously recommended to the Board that adoption of the proposal would not be in the best interests of the Company and its shareholders and that Shareholders vote “AGAINST” Proposal 3.

The Seanergy Board and management team are committed to delivering value for all Seanergy shareholders. Over the past few years, through purposeful and successful actions taken by our Board and management, we have evolved into a leading pure-play, growth-oriented Capesize operator that is attractively positioned to capitalize on favorable trends in the Capesize market. As a result of this strategy, we have been able to efficiently grow our fleet through a disciplined, well-timed strategy that has resulted in low vessel acquisition costs and cash break-even rates, deliver strong profitability and cash flow generation, rapidly reduce our leverage and return increasing amounts of capital to our shareholders, including our recently announced policy to return approximately 50% of net operating cash flow less debt repayments and reserves.  Looking forward, we believe Seanergy is well-positioned to continue to deliver leading, sustainable, shareholder returns through the cycle, as demonstrated by our peer-leading total shareholder returns of more than 130%1 over the last year.

Our Board regularly reviews our governance practices to ensure they are aligned with our strategy and our positioning as a growth-oriented company with a relatively small market capitalization in a highly competitive and cyclical sector.  Further, our Board is deliberately composed of experienced directors who are familiar with the Company’s business, strategic goals and objectives, history, culture and sector. To that end, the Board believes that our classified Board structure appropriately promotes Board continuity and long-term strategic thinking, which is in the best interests of our shareholders.  Our three-year director terms enable our existing and future directors to develop a substantive and meaningful understanding of the Company’s specific operations and goals, which better allows them to make long-term strategic decisions that are in the best interests of the Company and its shareholders.

1 As of September 26, 2024.

The Board also believes that the Company’s classified board structure encourages directors to make decisions that are in the long-term interests of the Company and its shareholders by strengthening the independence of the Board against the short-term or self-serving focus of certain investors or special interest groups, such as Sphinx and Economou, who may pursue hostile and potentially abusive takeover tactics that are not in the best interests of all shareholders. Moreover, the Board believes that our directors are fully accountable to our shareholders, as our directors are committed to acting in the best interests of the Company and our shareholders and are required by law to fulfill fiduciary duties owed to both, regardless of the length of their terms.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 3.

PROPOSAL 4A
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the stockholders of the Company adopt an advisory, non-binding resolution requesting the resignation of Company director Stamatios Tsantanis.

We are not responsible for the accuracy or content of the proposal, presented below as received from Sphinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common stockholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Stamatios Tsantanis resign from the Board of the Company.

Required Vote. Adoption of Proposal 4A requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 4A.

The Board unanimously recommends that Shareholders vote “AGAINST” Proposal 4A. Under governing law and the Company’s bylaws, the vacancies created by the resignation of directors as requested by Sphinx’s no-confidence proposals would be filled by the directors then in office, which Sphinx intends to be its own nominees. The no-confidence proposals, therefore, effectively seek the replacement of the entire Board with the nominees of a single shareholder—Sphinx, controlled by Economou, a shipowner and competitor of ours.

As described above, the Nominating Committee, consisting of independent directors, and the Board have carefully reviewed the Sphinx nominees and proposals advanced by Sphinx and determined that giving Sphinx and Economou effective control over the Board is not in the best interests of the Company and its shareholders for the following reasons:

•
The Company is already delivering substantial outperformance under the leadership of its Board and facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board risks disrupting the execution of its current strategy which is generating strong results and which the Board believes is well-suited to capitalize on favorable trends in the Capesize market.

•
Despite seeking effective control of the Board through the replacement of the entire Board with his own nominees and their appointees, Economou and Sphinx have articulated no plans or proposals to improve the performance or strategy of the Company.

•
Economou, who controls Sphinx, has a long and well-documented history of self-dealing, shareholder value destruction and poor corporate stewardship of public companies, including at DryShips Inc. and Ocean Rig UDW Inc., where he extracted hundreds of millions of dollars from those companies through conflicted, related-party transactions.  As public companies, DryShips and Ocean Rig eliminated almost completely their respective shareholder value, with DryShips ultimately being reacquired by Economou at a substantial discount to its net asset value and Ocean Rig declaring bankruptcy.

•
The Board believes that if Economou were to gain effective control of the Board by replacing the entire Board with his own closely-associated nominees and their appointees, he is likely to seek to apply the same self-serving approach to Seanergy’s business dealings – at the expense of the Company and its shareholders.

The Board has also determined that Stamatios Tsantanis is well-qualified to continue in his role as Chairman and a director of Seanergy, noting that he has served as a member of the Board and our Chief Executive Officer since October 1, 2012 and has led the Company’s significant growth to a prominent Capesize dry bulk company with a carrying capacity of approximately 3.4 million dwt. In addition, Mr. Tsantanis has been the Chairman of the Board since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018.  Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions, providing him with the relevant experience and expertise to execute and oversee our strategy.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4A.

PROPOSAL 4B
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the stockholders of the Company adopt an advisory, non-binding resolution requesting the resignation of Company director Christina Anagnostara.

We are not responsible for the accuracy or content of the proposal, presented below as received from Shpinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common stockholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Christina Anagnostara resign from the Board of the Company.

Required Vote. Adoption of Proposal 4B requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 4B.

The Board unanimously recommends that Shareholders vote “AGAINST” Proposal 4B. Under governing law and the Company’s bylaws, the vacancies created by the resignation of directors as requested by Sphinx’s no-confidence proposals would be filled by the directors then in office, which Sphinx intends to be its own nominees. The no-confidence proposals, therefore, effectively seek the replacement of the entire Board with the nominees of a single shareholder—Sphinx, controlled by Economou, a shipowner and competitor of ours.

As described above, the Nominating Committee, consisting of independent directors, and the Board have carefully reviewed the Sphinx nominees and proposals advanced by Sphinx and determined that giving Sphinx and Economou effective control over the Board is not in the best interests of the Company and its shareholders for the following reasons:

•
The Company is already delivering substantial outperformance under the leadership of its Board and facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board risks disrupting the execution of its current strategy which is generating strong results and which the Board believes is well-suited to capitalize on favorable trends in the Capesize market.

•
Despite seeking effective control of the Board through the replacement of the entire Board with his own nominees and their appointees, Economou and Sphinx have articulated no plans or proposals to improve the performance or strategy of the Company.

•
Economou, who controls Sphinx, has a long and well-documented history of self-dealing, shareholder value destruction and poor corporate stewardship of public companies, including at DryShips Inc. and Ocean Rig UDW Inc., where he extracted hundreds of millions of dollars from those companies through conflicted, related-party transactions.  As public companies, DryShips and Ocean Rig eliminated almost completely their respective shareholder value, with DryShips ultimately being reacquired by Economou at a substantial discount to its net asset value and Ocean Rig declaring bankruptcy.

•
The Board believes that if Economou were to gain effective control of the Board by replacing the entire Board with his own closely-associated nominees and their appointees, he is likely to seek to apply the same self-serving approach to Seanergy’s business dealings – at the expense of the Company and its shareholders.

The Board has also determined that Christina Anagnostara is well-qualified to continue in her role as an independent director of Seanergy, noting that she is an engaged and independent member of the Board, has more than 20 years of maritime and international business experience in finance, banking, capital markets, consulting, accounting and audit relevant to our strategy, has extensive public company board experience in the maritime industry and is a Certified Chartered Accountant.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4B.

PROPOSAL 4C
(SPHINX/ECONOMOU PROPOSAL)

ADVISORY VOTE OF NO-CONFIDENCE PROPOSAL

We have been notified by Sphinx that it intends to introduce as a proposal that the stockholders of the Company adopt an advisory, non-binding resolution requesting the resignation of Company director Elias Culucundis.

We are not responsible for the accuracy or content of the proposal, presented below as received from Sphinx. Our reasons for opposing the proposal are also presented further below.

The following is the text of the proposed resolution:

RESOLVED, that the common stockholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Elias Culucundis resign from the Board of the Company.

Required Vote. Adoption of Proposal 4C requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 4C.

The Board unanimously recommends that Shareholders vote “AGAINST” Proposal 4C. Under governing law and the Company’s bylaws, the vacancies created by the resignation of directors as requested by Sphinx’s no-confidence proposals would be filled by the directors then in office, which Sphinx intends to be its nominees. The no-confidence proposals, therefore, effectively seek the replacement of the entire Board with the nominees of a single shareholder—Sphinx, controlled by Economou, a shipowner and competitor of ours.

As described above, the Nominating Committee, consisting of independent directors, and the Board have carefully reviewed the Sphinx nominees and proposals advanced by Sphinx and determined that giving Sphinx and Economou effective control over the Board is not in the best interests of the Company and its shareholders for the following reasons:

•
The Company is already delivering substantial outperformance under the leadership of its Board and facilitating Sphinx and Economou’s objective of replacing the Board and gaining effective control of the Board risks disrupting the execution of its current strategy which is generating strong results and which the Board believes is well-suited to capitalize on favorable trends in the Capesize market.

•
Despite seeking effective control of the Board through the replacement of the entire Board with his own nominees and their appointees, Economou and Sphinx have articulated no plans or proposals to improve the performance or strategy of the Company.

•
Economou, who controls Sphinx, has a long and well-documented history of self-dealing, shareholder value destruction and poor corporate stewardship of public companies, including at DryShips Inc. and Ocean Rig UDW Inc., where he extracted hundreds of millions of dollars from those companies through conflicted, related-party transactions.  As public companies, DryShips and Ocean Rig eliminated almost completely their respective shareholder value, with DryShips ultimately being reacquired by Economou at a substantial discount to its net asset value and Ocean Rig declaring bankruptcy.

•
The Board believes that if Economou were to gain effective control of the Board by replacing the entire Board with his own closely-associated nominees and their appointees, he is likely to seek to apply the same self-serving approach to Seanergy’s business dealings – at the expense of the Company and its shareholders.

The Board has also determined that Elias Culucundis is well-qualified to continue in his role as an independent director of Seanergy, noting that he has been an engaged and independent member of the Board since our inception, has more than 40 years of executive leadership experience and extensive director experience at multiple shipping-focused companies and expertise overseeing new-building vessel contracts, specifications and the construction of newbuildings and is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4C.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

 Signature [PLEASE SIGN WITHIN BOX]  Date  Signature (Joint Owners)  Date  TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS WHITE PROXY CARD IS VALID ONLY WHEN SIGNED.  V57740-Z88646  For Against Abstain  Yes  No  ! !  3. To request, on an advisory, non-binding basis, the declassification of the Company's Board of Directors  4A. To request, on an advisory, non-binding basis, the resignation of the Board member Mr. Stamatios Tsantanis  4B. To request, on an advisory, non-binding basis, the resignation of the Board member Ms. Christina Anagnostara  4C. To request, on an advisory, non-binding basis, the resignation of the Board member Mr. Elias Culucundis  1a. Dimitrios Anagnostopoulos  1b. Ioannis Kartsonas  * To elect two Class C Directors to serve until the 2027 Annual Meeting of Shareholders.  2. To ratify the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2024.  Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.  For  Withhold  SEANERGY MARITIME HOLDINGS CORP. (the "Company")  Shareholder Proposals OPPOSED by the Company:  Company Proposals:  The Board of Directors recommends a vote FOR the nominees listed in Proposal 1 and FOR Proposal 2.  1. Election of Directors *  The Board of Directors recommends a vote AGAINST Proposals 3, 4A, 4B and 4C.  Please indicate if you plan to attend this meeting.  !  !  !  !  For Against Abstain  ! ! !  SEANERGY MARITIME HOLDINGS CORP. C/O FIRST COAST RESULTS, INC.  200 BUSINESS PARK CIRCLE SUITE 112  SAINT AUGUSTINE, FL 32095  ! ! !  ! ! !  ! ! !  ! ! !  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above  Use the Internet to transmit your voting instructions and for electronic delivery of information by 11:59 p.m. Eastern Time the day before the meeting date. Have your WHITE proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS  If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903  Use any touch-tone telephone to transmit your voting instructions by 11:59 p.m. Eastern Time the day before the meeting date. Have your WHITE proxy card in hand when you call and then follow the instructions.  VOTE BY MAIL  Mark, sign and date your WHITE proxy card and return it in the postage-paid envelope we have provided or return it to c/o First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.  SCAN TO  VIEW MATERIALS & VOTE    THIS IS THE WHITE PROXY CARD

 V57741-Z88646  PROXY  THIS WHITE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS  OF SEANERGY MARITIME HOLDINGS CORP.  The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.  The undersigned hereby appoints Mr. Stavros Gyftakis and Ms. Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Seanergy Maritime Holdings Corp.’s common or preferred stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of the Shareholders of Seanergy Maritime Holdings Corp. to be held on November 4, 2024 or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.  WHEN PROPERLY EXECUTED, THIS WHITE PROXY CARD WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, BUT THE CARD IS SIGNED, WILL BE VOTED "FOR" THE COMPANY'S PROPOSALS, "AGAINST" THE SHAREHOLDER PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.  (Continued, and to be marked and signed, on the other side)      FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  THIS WHITE PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF  SEANERGY MARITIME HOLDINGS CORP. TO BE HELD ON NOVEMBER 4, 2024  Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement, Annual Report and Letter from our Board of Directors are available at www.proxyvote.com.  If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Mackenzie Partners, at  U.S. & Canada Toll-Free: 1-800-322-2885 Greece Toll-Free: 1-800-000-0260  Elsewhere Call Collect (toll): 1-212-929-5500 Or  Email: Seanergy@MacKenziePartners.com